Exhibit 99.4

Annual General Meeting of Shareholders

Affimed N.V.

to be held on Tuesday, June 20, 2017 at 14:30 hrs. (CET) at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands

Agenda[1]
1.	Opening		Non-Voting
2.	Overview of the Company’s business, financial situation and sustainability		Non-Voting
3.	Discussion of the Remuneration Policy for the Management Board (the “Remuneration Policy”) for the financial year 2016		Non-Voting
4.	Discussion of the 2016 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2016, as prepared in accordance with Dutch law		Voting item
5.	Clarification of the Company’s reserves and dividend policy		Non-Voting
6.	Discharge of the managing directors for their management during the financial year 2016		Voting item
7.	Discharge of the supervisory directors for their supervision during the financial year 2016		Voting item
8.	Appointment of managing directors
	a.	Appointment of: Dr. Wolfgang Fischer as a new managing director	Voting item
	b.	Reappointment of: Dr. Adi Hoess as a managing director	Voting item
	c.	Reappointment of: Dr. Florian H.M. Fischer as a managing director	Voting item
9.	Appointment of supervisory directors
	a.	Reappointment of: Dr. Thomas Hecht as a supervisory director	Voting item
	b.	Reappointment of: Mr. Ferdinand L.J. Verdonck as a supervisory director	Voting item
	c.	Reappointment of: Mr. Berndt A.E. Modig as a supervisory director	Voting item
10.	Appointment of the auditor for the financial year 2017		Voting item
11.	Amendment of the articles of association		Voting item
12.	Authorization to acquire shares		Voting item
13.	Any other business		Non-Voting
14.	Closing		Non-Voting

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1 All voting items are adopted by a simple majority of the votes cast unless indicated otherwise in the explanation to an agenda item.

Explanatory Notes to the Agenda

1	Opening

2	Overview of the Company’s business, financial situation and sustainability

This agenda item includes an account of the Company’s business and financial situation during the financial year 2016.

3	Discussion of the Remuneration Policy for the Management Board (the “Remuneration Policy”) for the financial year 2016

In accordance with article 2:135 (5a) of the Dutch Civil Code, the execution of the Remuneration Policy in 2016, as outlined in the Company's 2016 Statutory Annual Report, will be discussed.

4	Discussion of the 2016 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2016, as prepared in accordance with Dutch law

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards ("IFRS") (“Statutory Annual Accounts”).

For internal and external reporting purposes, the Company follows IFRS. IFRS is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption.

KPMG N.V. has audited the Statutory Annual Accounts and has issued an auditor's report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2016.

The Statutory Annual Accounts as prepared in accordance with Dutch law, are published on the Company’s website and are also available at the offices of the Company.

5	Clarification of the Company’s reserves and dividend policy

The Management Board will give an explanation of the Company’s reserves and dividend policy as outlined in the Company’s 2016 Statutory Annual Report.

6	Discharge of the managing directors for their management during the financial year 2016

It is proposed to discharge any managing director who was a managing director during the financial year 2016 from all liability in respect of the performance of their management duties during the financial year 2016.

7	Discharge of the supervisory directors for their supervision during the financial year 2016

It is proposed to discharge any supervisory director who was a supervisory director during the financial year 2016 from all liability in respect of the performance of their supervision duties during the financial year 2016.

8	Appointment of managing directors

a.	Appointment of: Dr. Wolfgang Fischer as a new managing director

The Supervisory Board resolved in its meeting of May 21, 2017 to nominate Dr. Fischer for appointment as a managing director, with the title Chief Operating Officer, for a term ending at the end of the annual general meeting (“AGM”) of the Company to be held in 2020. The nomination of Dr. Fischer is made in accordance with article 7.2.2. of the Company's articles of association and is a binding nomination. However, the general meeting may at all times overrule the binding nomination by at least two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the nomination is not overruled, the proposed candidate shall be appointed as per the AGM on June 20, 2017.

Dr. Fischer was born in Stockach, Germany, on January 5, 1964 (German nationality). He grew up and was educated in Germany, Switzerland and the United States. He obtained his PhD at the Department of Toxicology at Swiss Federal Institute of Technology (ETH), in Zurich, and a state doctorate (Habilitation) in Pharmacology and Toxicology from the University of Wuerzburg Medical School in Germany. In 2003, he joined Novartis where he served in different national, regional and global positions covering Medical Affairs, Clinical Development, Marketing, Sales, Program- and Portfolio Management. Dr. Fischer has more than 14 years of professional experience in drug development, with focus on oncology, immunology and pharmacology. Prior to joining Affimed, Dr. Fischer was Global Head of Project Management at Sandoz Biopharmaceuticals in Holzkirchen, Germany, where he had a leading role in the development of biosimilars, being responsible for the program management of the Sandoz biosimilar pipeline.

Dr. Fischer's management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2020. The remuneration of Dr. Fischer will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Fischer’s management services agreement, including the remuneration package for Dr. Fischer.

Fixed annual salary:	EUR 295,000 gross

Variable compensation (cash bonus):	Maximum of 30% of the fixed annual salary (will be increased to 35% as per 1 January 2018)
Pension and other benefits:	EUR 49,550 gross (to be used for pension plans, retirement insurance etc.)
Long-term equity incentive:	Participation in Affimed's equity incentive award plan (“Option Plan 2014”) with an initial grant of 250,000 stock options at the effective date of the management services agreement and a further grant of 125,000 stock options six months following the effective date of the management services agreement
Severance:	100% of the fixed annual salary
Change of control payment:	150% of the fixed annual salary

b.	Reappointment of: Dr. Adi Hoess as a managing director

The term of Dr. Hoess' appointment as a managing director will end at the end of this annual general meeting. The Supervisory Board has carefully considered the reappointment of Dr. Hoess and resolved on May 21, 2017, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Hoess for reappointment as a managing director for a term ending at the end of the annual general meeting of the Company to be held in 2020 and, subject to his reappointment at the AGM, appoint him as Chairman of the Management Board with the title of Chief Executive Officer (CEO). Given Dr. Hoess' experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Hoess' membership on the Management Board. The nomination of Dr. Hoess is made in accordance with article 7.2.2. of the Company's articles of association and is a binding nomination. However, the general meeting may at all times overrule the binding nomination by at least two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the nomination is not overruled, the proposed candidate shall be appointed as per the AGM on June 20, 2017.

Dr. Hoess was born in Hausham, Germany, on December 23, 1961 (German nationality). He joined Affimed in October 2010 as Chief Commercial Officer and since September 2011 has led the Company as CEO. He has more than 20 years of professional experience with an extensive background in general management, business development, product commercialization, fund raising and M&A. Prior to joining us, Dr. Hoess was Chief Commercial Officer at Jerini AG and Chief Executive Officer of Jenowis AG. At Jerini AG he was responsible for business development, marketing and sales and the market introduction of Firazyr. He also played a major role in the sale of Jerini to Shire plc. Dr. Hoess began his professional career in 1993 at MorphoSys. Dr. Hoess received his Ph.D. in chemistry and biochemistry from the University of Munich in 1991 and an M.D. from the Technical University of Munich in 1997.

Dr. Hoess' management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2020. The remuneration of Dr. Hoess will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Hoess' management services agreement, including the remuneration package for Dr. Hoess.

Fixed annual salary:	EUR 393,700 gross
Variable compensation (cash bonus):	Maximum of 40% of the fixed annual salary (will be increased to 45% as per 1 January 2018)
Pension and other benefits:	EUR 49,550 gross (to be used for pension plans, retirement insurance etc.)
Long-term equity incentive:	Participation in Affimed's equity incentive award plan (“Option Plan 2014”) with a grant of 400,000 stock options at the effective date of the management services agreement.
Severance:	100% of the fixed annual salary
Change of control payment:	185% of the fixed annual salary

c.	Reappointment of: Dr. Florian H.M. Fischer as a managing director

The term of Dr. Fischer's appointment as a managing director will end at the end of this annual general meeting. The Supervisory Board has carefully considered the reappointment of Dr. Fischer and resolved on May 21, 2017, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Fischer for reappointment as a managing director for a term ending at the end of the annual general meeting of the Company to be held in 2020. Given Dr. Fischer's experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Fischer's membership on the Management Board. The nomination of Dr. Fischer is made in accordance with article 7.2.2. of the Company's articles of association and is a binding nomination. However, the general meeting may at all times overrule the binding nomination by at least two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the nomination is not overruled, the proposed candidate shall be appointed as per the AGM on June 20, 2017.

Dr. Fischer was born in München, Germany, on January 3, 1968 (German nationality) and joined Affimed in 2005 as CFO on a part-time basis, which has increased over time to a full time position since September 2014. Dr. Fischer is founder and Chief Executive Officer of MedVenture Partners, a Munich-based corporate finance and strategy advisory company focusing on the life sciences and health care industry. Dr. Fischer was the Chief Financial Officer of

Activaero GmbH from 2002 until 2011 and has been involved with corporate development since 2011. He also served as the Chief Financial Officer of Vivendy Ltd. from 2008 until 2013 and as a managing director of AbCheck in 2009. Prior to founding MedVenture Partners, Dr. Fischer worked with KPMG for more than six years until 2002, where he was responsible for biotech and healthcare assignments. Before joining KPMG, he worked for Deutsche Bank AG. Dr. Fischer is also a director of Amphivena. He holds a graduate degree in business administration from Humboldt University, Berlin and a Ph.D. in public health from the University of Bielefeld.

Dr. Fischer's management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2020. The remuneration of Dr. Fischer will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Fischer's management services agreement, including the remuneration package for Dr. Fischer.

Fixed annual salary:	EUR 287,125 gross
Variable compensation (cash bonus):	Maximum of 30% of the fixed annual salary (will be increased to 35% as per 1 January 2018)
Pension and other benefits:	EUR 49,550 gross (to be used for pension plans, retirement insurance etc.)
Long-term equity incentive:	Participation in Affimed's equity incentive award plan (“Option Plan 2014”) with a grant of 180,000 stock options at the effective date of the management services agreement.
Severance:	100% of the fixed annual salary
Change of control payment:	150% of the fixed annual salary

9	Appointment of supervisory directors

The Dutch Corporate Governance Code 2016 (the "Code") was published on December 8, 2016, and applies to financial years starting on or after January 1, 2017. Affimed's articles of association provide for the supervisory directors to be appointed and reappointed for maximum terms of four years up to a maximum period of twelve years (unless the general meeting resolves otherwise), whereas under the Code a supervisory director is appointed for a period of four years with the possibility of reappointment for a period of four years, after which the supervisory director can only be reappointed for a maximum period of two years which can be extended by two years.

a.	Reappointment of: Dr. Thomas Hecht as a supervisory director

The term of Dr. Hecht's appointment as a supervisory director will end at the end of this general meeting. The Supervisory Board has carefully considered the reappointment of Dr. Hecht and resolved on May 21, 2017, on the recommendation of the nominating and corporate governance committee, to nominate Dr. Hecht for reappointment as a supervisory director for a term ending at the end of the annual general meeting of the Company to be held in 2020 and, subject to his reappointment at the AGM, appoint him as Chairman of the Supervisory Board. Given Dr. Hecht's experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Hecht's membership on the Supervisory Board. The nomination of Dr. Hecht is made in accordance with article 7.6.2 of Company's articles of association. Pursuant to article 7.6.2 of the Company's articles of association, the nomination is binding. However, the general meeting may at all times overrule the binding nomination by at least two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the nomination is not overruled, the proposed candidate shall be appointed as per the AGM on June 20, 2017.

Dr. Hecht was born in Freiburg, Germany, on April 19, 1951 (German nationality) and has been the chairman of Affimed’s supervisory board since 2014, and previously was the chairman of the supervisory board of Affimed’s German operating subsidiary since 2007. He is head of Hecht Healthcare Consulting in Küssnacht, Switzerland, a biopharmaceutical consulting company founded in 2002. Dr. Hecht also serves as chairman of the board of directors of Cell Medica Ltd., Vaximm AG and as a director of Humabs BioMed AG. Until the beginning of March 2015, he served as chairman of the supervisory council of SuppreMol GmbH and until June 2016, of Delenex AG. Dr. Hecht was previously Vice President Marketing at Amgen Europe. A seasoned manager and industry professional, he held various positions of increasing responsibility in clinical development, medical affairs and marketing at Amgen between 1989 and 2002. Prior to joining the biopharmaceutical industry, he was certified in internal medicine and served as Co-Head of the Program for Bone Marrow Transplantation at the University of Freiburg, Germany.

Dr. Hecht holds 30,368 common shares in the capital of the Company.

b.	Reappointment of: Mr. Ferdinand L.J. Verdonck as a supervisory director

The term of Mr. Verdonck’s appointment as a supervisory director will end at the end of this general meeting. The Supervisory Board has carefully considered the reappointment of Mr. Verdonck and resolved on May 21, 2017, on the recommendation of the nominating and corporate governance committee, to nominate Mr. Verdonck for reappointment as a supervisory director for a term ending at the end of the annual general meeting of the Company to be held in 2020. Given Mr. Verdonk's experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Mr. Verdonk's membership on the Supervisory Board. The nomination of Mr. Verdonk is made in accordance with article 7.6.2 of Company's articles of association. Pursuant to article 7.6.2 of the Company's articles of association, the nomination is binding. However, the general meeting may at all times overrule the binding nomination by at least two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the nomination is not overruled, the proposed candidate shall be appointed as per the AGM on June 20, 2017.

Mr. Verdonck was born in Balen, Belgium, on July 30, 1942 (Belgian nationality) and has been a member of Affimed’s supervisory board since July 2014. He is a director and a member of the Audit Committee of Virtus Funds and Laco Information Services. In recent years he was director of Groupe SNEF, director and member of the audit committee of J.P. Morgan European Investment Trust and director and chairman of the audit committee of biotechnology companies: uniQure N.V. in the Netherlands and Movetis and Galapagos in Belgium. He has previously served as chairman of Banco Urquijo and of Nasdaq Europe and as a director of Dictaphone Corporation. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC, and his responsibilities included company strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held companies in many countries. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago.

Mr. Verdonck does not hold any shares in the capital of the Company.

c.	Reappointment of: Mr. Berndt A.E. Modig as a supervisory director

The term of Mr. Modig's appointment as a supervisory director will end at the end of this general meeting. The Supervisory Board has carefully considered the reappointment of Mr. Modig and resolved on May 21, 2017, on the recommendation of the nominating and corporate governance committee, to nominate Mr. Modig for reappointment as a supervisory director for a term ending at the end of the annual general meeting of the Company to be held in 2020. Given Mr. Modig's experience and valuable contribution to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Mr. Modig's membership on the Supervisory Board. The nomination of Mr. Modig is made in accordance with article 7.6.2 of Company's articles of association. Pursuant to article 7.6.2 of the Company's articles of association, the nomination is binding. However, the general meeting may at all times overrule the binding nomination by at least two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the nomination is not overruled, the proposed candidate shall be appointed as per the AGM on June 20, 2017.

Mr. Modig was born in Västra Skrävlinge, Sweden, on September 9, 1958 (Swedish nationality) and has been a member of Affimed’s supervisory board since 2014. He has been CEO of Pharvaris B.V. since April 2016. Prior to this, he has served as Chief Financial Officer of Prosensa Holding N.V. from March 2010 through January 2015 when Prosensa was acquired by BioMarin Pharmaceutical Inc. Mr. Modig also serves as member of the board of directors and chairman of the audit committee of Auris Medical Holding AG and Axovant Sciences Ltd and as vice chairman of the supervisory board and chairman of the audit committee of Kiadis Pharma N.V. Mr. Modig has more than 25 years of international experience in finance and operations, private equity and mergers and acquisitions. Before joining Prosensa, Mr. Modig was Chief Financial Officer at Jerini AG from October 2003 to November 2008, where he directed private financing rounds, its initial public offering in 2005 and its acquisition by Shire plc in 2008. Prior to Jerini, Mr. Modig served as Chief Financial Officer at Surplex AG from 2001 to 2003 and as Finance Director Europe of U.S.-based Hayward Industrial Products Inc. from 1999 to 2001. In previous positions, Mr. Modig was a partner in the Brussels-based private equity firm Agra Industria from 1994 to 1999 and a Senior Manager in the Financial Services Industry Group of Price Waterhouse LLP in New York from 1991 to 1994. Mr. Modig served as a director of Mobile Loyalty plc from 2012 to 2013. Mr. Modig has a bachelor’s degree in business administration, economics and German from the University of Lund, Sweden and an M.B.A. degree from INSEAD, Fontainebleau, France and is a Certified Public Accountant.

Mr. Modig does not hold any shares in the capital of the Company.

10	Appointment of the auditor for the financial year 2017

It is proposed to appoint KPMG N.V. as auditor of the annual accounts of the Company for the financial year ending December 31, 2017.

11	Amendment of the articles of association

It is proposed by the Management Board, which proposal has been approved by the Supervisory Board, to amend the articles of association of the Company to increase the authorised share capital. A triptych including the proposed amendment of the articles of association and an explanation thereto is available at the Company's office and on the Company's website. In addition, shareholders will have the opportunity to receive a copy of the proposal until the day of the AGM, at no extra charge.

The increase of the authorised share capital of the Company is proposed to provide for future capitalisation of the Company through issuance of shares. It is proposed to increase both the number of common shares as well as the number of cumulative preference shares under the authorised share capital.

Under Dutch law, the authorised share capital as included in the articles of association can be a maximum of five times the issued share capital of the Company. The current authorised share capital amounts to EUR 1,100,000 and the current issued share capital consisting of common shares amounts to EUR 439,383.77. The proposal is to increase the authorised capital to EUR 2,196,000, divided into 109,800,000 common shares and 109,800,000 cumulative preference shares.

At the AGM held on September 12, 2014, with effect from September 17, 2014, the Management Board was granted the authority, for a period of five years (i.e. until September 17, 2019) and subject to the approval of the Supervisory Board to resolve to (i) issue common shares (either in the form of stock dividends or otherwise) and/or grant rights to subscribe for common shares in the share capital of the Company, up to the maximum number of common shares that can be issued under the size of the authorised share capital of the Company as per the date of adoption of such resolution, and (ii) issue cumulative preference shares and/or grant rights to subscribe for cumulative preference shares, up to the maximum number of cumulative preference shares that can be issued under the size of the authorised share capital of the Company as per the date of adoption of such resolution.

The amendment of the articles of association of the Company whereby the authorised share capital is increased, will also result in the authorisation granted to the Management Board to issue shares (or grant rights to subscribe for shares) as set out above, to increase up to the maximum number of shares which can be issued (or for which rights can be granted) under the proposed authorised share capital.

This agenda item also includes the proposal to authorise each managing director of the Company as well as each lawyer and paralegal practising with De Brauw Blackstone Westbroek N.V. to execute the notarial deed of amendment of the articles of association.

12	Authorization to acquire shares

On June 21, 2016, with effect as of that date, the Management Board was authorised by the general meeting to acquire shares in the Company's own share capital for a period of eighteen months. The general meeting is requested to renew this authorisation for a period of eighteen months, being the maximum term permitted by Dutch law.

The purpose of the proposal is to create flexibility to return capital to the shareholders. Furthermore the authorization can be used to acquire common shares to cover the Company's obligations related to share-based remuneration. Repurchased common shares may also be used to cover other obligations of the Company to deliver common shares.

It is proposed to authorize the Management Board, subject to approval by the Supervisory Board, for a period of 18 months, with effect from June 20, 2017, to acquire common shares, on NASDAQ or otherwise, at a price between the nominal value and a price equal to 110% of the market price of the common shares on NASDAQ; the market price being the average of the closing prices on the five trading days prior to the date of the acquisition.

The number of common shares the Company may acquire and hold will not exceed 10% of the issued share capital as of June 20, 2017. In case of repurchase for capital reduction purposes, the number of common shares that the Company may acquire and hold will be increased by an additional 10% of such issued share capital. The higher maximum number of common shares that may be acquired and held is intended to allow the Management Board to execute such share repurchase programs in an efficient and expedited manner.

13	Any other business

14	Closing

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